UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
WolfPack Systems, Inc

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Maryland

       Date of organization
       February 24, 2017

Physical address of issuer
1 Research Ct, Suite 450, Rockville, MD 20850

Website of issuer
www.wolfpack.run

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
June 8, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (December 31, 2017)	**Prior fiscal year-end (December 31, 2016)**
Total Assets	$388.00	$0.00
Cash & Cash Equivalents	$319.00	$0.00
Accounts Receivable	$69.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$2,005.00	$0.00
Cost of Goods Sold	$404.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$347,516.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 1, 2018

FORM C

Up to $500,000.00

WolfPack Systems, Inc



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by WolfPack Systems, Inc, a Maryland corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum dollar amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$500,000.00	$25,000.00	$475,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.wolfpack.run no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 1, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future

developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than June 8, 2019.

Once posted, the annual report may be found on the Company's website at: www.wolfpack.run

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the

actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

WolfPack Systems, Inc (the "Company") is a Maryland Corporation, formed on February 24, 2017.

The Company is located at 1 Research Ct, Suite 450, Rockville, MD 20850.

The Company's website is www.wolfpack.run.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
WolfPack is a SaaS (Software as a Service) solution accessed through a mobile app that provides an integrated experience for travelling in groups. The app allows a single user to invite fellow riders to join their "Pack" and organize a group run at a specified time and date. Once on a ride, all riders experience an on-ride navigation interface that provides real-time updates on rider position and allows for basic, yet safe and easy communications. We generate revenue through a "Premium" subscription in which users pay a monthly or yearly fee for using the app.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	50,000

Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	500,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	June 8, 2018
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 34 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Maryland on February 24, 2017. Accordingly, we have a limited operating history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay product launches or marketing efforts, which may materially harm our business, financial condition and results of operations.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise

in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Our operations depend upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in technology will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to enroll in subscription-based programs and register on our app.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, and personally identifiable information of our customers, in our data centers and on our networks. The secure maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jonathan Chashper who is the President, CEO, and Director of the Company. The Company has or intends to enter into an employment agreement with Jonathan Chashper although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Jonathan Chashper or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party platforms and service providers for the use of our products.

In 2017, the following platforms were utilized:

Service Provider: Apple - iTunes Application Store
Service: Used for distributing the WolfPack app to Apple iPhone users
% of such service: 50.0%

Service Provider: Google - Play Store
Service: Used for distributing the WolfPack app to Android users
% of such service: 50.0%

Service Provider: Google Maps
Service: Used for providing maps and turn by turn navigation for WolfPack Users
% of such service: 50.0%

Service Provider: Amazon Web Services (AWS)
Service: Provides the network and computer needs for the WolfPack Back end
% of such service: 100.0%

If any of these service providers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with service providers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such service providers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with service providers are terminable by either party on short notice for any reason. Although we believe our relationships with these key service providers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key service provider becoming financially distressed.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development

and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company intends to use the proceeds from the Offering for Marketing and R&D working capital.
Yet the Company has ultimate discretion to use the proceeds as it sees fit. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may chose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Jonathan Chashper in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in Jonathan Chashper dies or becomes disabled, the Company will not receive any compensation to assist with his absence. The loss of Mr. Chashper could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-

Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other

proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to

introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Seasonal fluctuations may have an effect on our business.
Seasonal fluctuations may affect our business. Because the app is marketed towards motor cycle riders, the weather can impact the motivation to ride and use the app. It is anticipated that the app will be used more frequently during the warmer months while the colder months may see a decrease in subscriptions or use.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the service providers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete

effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 99.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Maryland law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For

example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE

PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
WolfPack is a SaaS (Software as a Service) solution accessed through a mobile app that provides an integrated experience for travelling in groups. The app allows a single user to invite fellow riders to join their "Pack" and organize a group run at a specified time and date. Once on a ride, all riders experience an on-ride navigation interface that provides real-time updates on rider position and allows for basic, yet safe and easy communications. We generate revenue through a "Premium" subscription in which users pay a monthly or yearly fee for using the app.

Business Plan
Will attach a detailed business plan as an exhibit to the Form C.

History of the Business
In 2016 the Wolfpack system was developed and released to a limited set of alpha/beta users. The Company was officially incorporated as a C-Corp in February 2017 in Maryland by the CEO and Founder of Product Savvy Consulting, LLC, a Maryland limited liability company and the parent corporation ("ProductSavvy"). By the third quarter of 2017 the Company's advisory board had grown and the WolfPack user base expanded to 10,000 users. By the fourth quarter of 2017, the user base grew to 20,000 users.

The Company's Products and/or Services

Product / Service	Description	Current Market
WolfPack Mobile Application (iOS and Android)	WolfPack App runs on iOS and Android and allows the user the ability to quickly enhance their group riding experience. From their account, the user is able to organize their own WolfPacks and plan out "runs" - routes for group travel. WolfPack integrates the Google Maps navigation interface with improvements: the ability to simply communicate with fellow group riders and a geofence that notifies riders if they have strayed away from the group.	We are addressing 11,000,000 motorcycle riders in the US alone, and 113,000,000 riders worldwide, WolfPack™ is positioned to provide its application through the use of a device we all have, the Mobile Phone. We specifically target Cruisers, Touring and Roadster riders but, nothing prevents other types of motorcycles, or even bikes and cars from using WolfPack.

As we are focusing on motorcycle riders, one of the key opportunities is to build an ecosystems for our riders, thus increasing the "stickiness" and usability of the WolfPack system and apps. For that, we have joined affiliation programs and created partnerships with other actors in the motorcycle space, increasing the value of using the application. To date these partners include:

1. EagleRider – WolfPack has joined the EagleRider affiliation program by integrating EagleRider motorcycle rental into the WolfPack apps. When a user rents a motorcycle through WolfPack, EagleRider will pay WolfPack 10% of the rental value.
2. CycleFish – WolfPack has partnered with CycleFish to bring our riders the ability to identify motorcycle friendly venues, and motorcycle events and include them in their ride planning. Once the planned integration is completed, we expect to secure revenue share agreements with those venues.
3. Russ Brown – WolfPack has created an affiliation with Russ Brown, an organization focusing on providing legal services to the motorcycle community. Russ brown also provides a Road Side Assist Service, called BAM. BAM is a unique volunteer organization of bikers helping bikers.

We specifically target Cruisers, Touring and Roadster riders but, nothing prevents other types of motorcycles, or even bikes and cars from using WolfPack.

We hope to develop a new, revolutionary solution to businesses that focusing on Motorcycle rentals and self guided tours, through the WolfPack Tour Operators System. The development of this solution has not begun, as it also depends on a successful funding round. With this new solution, we are looking to revolutionize the business of Self Guided Motorcycle tours. With the (cloud based) WolfPack Tour Operators System we will be able to offer tour operators the ability to: (i) Plan trips, accurately, with way-points, points of interest etc. (ii) Assign those trips to the renters, immediately, with a click of a button. (iii) Track the location of each one of the groups (and each rider in the group) as they go through the tour. (iv) Communicate with them, safely and easily, in case they need help or the tour operator wants to highlight a particular scenic stop (v) Gain visibility about the return time for the bikes and riders so the operator can plan maintenance and schedule availability. (vi) Enhance marketing through social sharing integrated into the mobile app that includes operator marketing messages. WolfPack Tour Operators system will increase renter satisfaction, vendor's visibility, quality of riding, generate a new revenue stream and streamline operations We expect to release the WolfPack Tour Operators systems during 2018 as well as releasing on going improvements in the current WolfPack product.

We are constantly researching and developing new features for our products, which we think might appeal to our customers. This is an on going process that is part of the over-all life cycle of software development.

To drive distribution, downloads and generate revenue, we utilize social marketing outlets such as Twitter (@runwolfpackapp) and Facebook (https://www.facebook.com/RunWolfpackApp) as well as through participation in industry events and trade shows.

Competition
The Company's primary competitors are Rever, Best Biking Roads (BBR), EatSleepRide, and BikerSeason.

WolfPack's principal competition falls into three main categories:
1. Mobile apps for motorcycles including applications which are currently available through the iOS and Android applications stores.

2. Navigation devices provided by motorcycle manufacturers where these devices come pre-installed and are hardwired and air-gapped. It is important to notice that much like in-car navigation the market has quickly shifted away from these expensive devices with purchasers unwilling to pay high prices when their personal mobile devices offer a better experience. In particular pre-installed motorcycle devices lack an internet connection, which leads to outdated maps, little or no notifications about other riders in your group, and a lack of coordinated trip planning.
2. Bluetooth headsets – which serve for communication rather than navigation, come with a number of limitations including a 0.8 mile range, a maximum of three or four users operating on the same Bluetooth vendor, and failure to operate at speeds above 60mph, and overall expense of the product.

We are well positioned in the industry segments and markets in which we operate, often holding a technical leadership and feature leadership position. Our solution targets group travelers, rather than single travelers, allows easy, quick communication between travelers, in a safe, simple way, provides (at a glance) overview of the relevant location of each rider in the pack, and provides a simple, easy way to plan and share rides between the pack members.

Supply Chain and Customer Base
To offer our services, we are using the Apple iTunes App Store and the Google Play Store for the distribution of our applications. We are using Google Maps as the provider of the Maps and Turn by Turn navigation for WolfPack. We are using Amazon Web Services as the provider of the underlying computers and network services needed for the WolfPack's back end computing.

The Company is dependent on the following service providers:

Service provider	Service provided	Percent of such service from such service provider
Apple - iTunes Application Store	Used for distributing the WolfPack app to Apple iPhone users	50.0%
Google - Play Store	Used for distributing the WolfPack app to Android users	50.0%
Google Maps	Used for providing maps and turn by turn navigation for WolfPack Users	50.0%
Amazon Web Services (AWS)	Provides the network and computer needs for the WolfPack Back end	100.0%

Our customers are individual consumers of our mobile application, WolfPack. We have selected the needs of motorcycle riders as the first niche to address, as we see this as the "least resistance niche" due to the nature of motorcycle traveling as:
• Motorcycle riders ride often and in groups.
• Motorcycle riders care about the quality of their ride.

• Motorcycle riders are willing to pay for a better and safer riding experience.

Once "conquering" the motorcycle niche, we plan to expand into other vertical markets. Our proprietary, patent pending technology, our experience as motorcycle riders, combined with our experience as tech entrepreneurs allowed us to create a product that is specifically tailored towards the needs of motorcycle market, of highest quality and that is tuned in with the needs of the market.

Intellectual Property
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
62624347	Management of group and navigation information for travelers	Provisional Patent for a system and methods for managing group travel and event information and communication.	January 31, 2018		USA

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5,367,761	CLASS 9: Computer application software for mobile phones for allowing people to navigate and travel together, namely, software for connecting, navigating, locating, tracking and organizing users who travel together	The mark consists of a design of a wolf above the stylized wording "WOLF PACK".		January 2, 2018	USA

Governmental/Regulatory Approval and Compliance
The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and

media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation
None

Other
The Company's principal address is 1 Research Ct, Suite 450, Rockville, MD 20850

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$25,000
Campaign marketing expenses or related reimbursement	10.00%	$5,000	1.00%	$5,000
Estimated Attorney Fees	0.00%	$0	6.00%	$30,000
General Marketing	60.00%	$30,000	40.00%	$200,000
Research and Development	0.00%	$0	40.00%	$200,000
General Working Capital	25.00%	$12,500	8.00%	$40,000
Total	**100.00%**	**$50,000**	**100.00%**	**$500,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Changes in pricing of marketing resources. Changes in product development needs, due to increase/decrease in product changes and road map changes.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jonathan Chashper

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President & CEO: February 24, 2017 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO & Founder, Product Savvy Consulting, LLC (August 2006 – present). Developed the strategic goals for a firm providing consulting in product management, development, and marketing in the technology industry. Oversaw the management of the company and developed new software development techniques to integrate into customer and partner organizations.

Education
MBA, J.L. Kellogg School of Management, Northwestern University (Evanston, IL) in partnership with the Leon Recanati Graduate School of Business Administration (Tel Aviv, Israel).
October 2002 – October 2003.

B.S. Computer Science and Mathematics, Ben-Gurion University of the Negev (Beersheba, Israel).
October 1994 – July 1997

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jonathan Chashper

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President & CEO: February 24, 2017 - current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO & Founder, Product Savvy Consulting, LLC (August 2006 – present). Developed the strategic goals for a firm providing consulting in product management, development, and

marketing in the technology industry. Oversaw the management of the company and developed new software development techniques to integrate into customer and partner organizations.

Education
MBA, J.L. Kellogg School of Management, Northwestern University (Evanston, IL) in partnership with the Leon Recanati Graduate School of Business Administration (Tel Aviv, Israel).
October 2002 – October 2003.

B.S. Computer Science and Mathematics, Ben-Gurion University of the Negev (Beersheba, Israel).
October 1994 – July 1997

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Maryland law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	181,800
Voting Rights	Each Shareholder of Class A Common Stock is entitled to one vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Board of Directors and the stockholders could authorize and issue additional shares of Class A Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	16.7%

The Company does not have any debt outstanding.

Valuation

Based on the Offering price of the Securities, there is no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is a partially owned subsidiary of Product Savvy Consulting, LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Product Savvy Consulting, LLC	99.01%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The apps created by WolfPack, are responsible for generating our B2C revenues. As with any App in the App Stores (iTunes or Google Play) traction is key to success. With the millions of applications, downloads and reviews are critical for every app. To increase traction WolfPack is provided in the form of a free version, which allows users to use a somewhat limited version of WolfPack for 8 rides a year. Once those 8 rides are completed, the users have to convert to a Premium Version, or, they can no longer use the app. Should the users want to use the advanced features of WolfPack, they can convert to a Premium version at any time, without the need to complete the 8 free rides. Users that are interested in an upgrade to a Premium version are paying $5.99/m (or $59.99/year) and unlock valuable enhanced features and are able to take unlimited rides. (during our first year of operation, 2017, monthly cost was 2.99 and yearly was @19.99). To date, our average conversion rate from free to premium is, ~2% (in line with industry benchmarks). Our attrition rate (losing premium subscribers) is, on average 25% over 3 months period, while the industry standard is around 75% (we out-perform the market by about 300% in that aspect). The conversions from Free users to Premium users were the source of revenue for 2017. The most significant component of expenses was the R&D Component, which resulted in total expense of close to $350,000.

The Company intends to achieve profitability in the next 12 months by performing the following: In the B2C, our customer acquisition is done, first, by the viral nature of the mobile apps. The basic premise of the application is the "Pack" notion – where users are going on trips, with their friends as a group. For that, every user in the application is expected to invite other users to join their packs, prior to a ride, creating a viral effect which is the underpinnings of our Go-To-Market strategy. Once users are invited and join they are retained and stay engaged, as long as they are riding their motorcycles, as the application is expected to be used for the majority of the group rides. In some geographies, riding is seasonal (for example North East of the US), yet, once the riding season is live, the bikes are on the road again and WolfPack is ready for another riding season.

With a test budget of about $1,200 a month, we have acquired approximately 1,500 users (new downloads, per month), resulting in a Cost of Acquisition of approx. $0.80 per user. As mentioned above, we generate revenue from the premium subscription where we charge $5.99 a month, or $59.99 a year (depending on the user's preference). We are currently operating at a 2% conversion rate, (average in the last 6 months), and a 1.5% conversion overall since founding. We assume this to sustain at the 2% level or increase in 2018. Efforts related to securing B2B revenue began in late 2017 and as of January 2018 do not yet generate revenue. Yet, with the starting of the riding season of 2018, we are planning (once funding is secured) aggressive campaigns (spending between $10,000, to $15,000 on marketing) to not only generate subscribers but, to drive B2B revenues.

Liquidity and Capital Resources

As a seed-stage company, we are currently in early revenue and all current losses can be found in our financials (P&L and Balance Sheet). We rely on the Premium subscriptions to generate revenue. Currently, the conversion rate of subscribers converting from Free to Premium uses will be 2%. The cost of paid acquisition per user is $1.25, which in turn will lead to 0.8 additional users per new acquisition (i.e. every 100 paid users, will generate additional 80 users). The total cost of 180 users will then be $125, resulting in actual cost per user of $0.70. The life time value per Premium user spanning over 2 years will generate $120. Therefore, the expected revenue for every $125 ("Marketing Dollars") spent will be $432 (180 * 2% * $120). Projected/Expected Revenue in 12 months after a successful raise: $1,713,000 (EBIDTA 2018 349,690).

WolfPack was founded by the CEO and Founder of ProductSavvy (www.productsavvy.com). ProductSavvy holds more than 99% of WolfPack and has used its own cash to incubate the WolfPack idea, and eventually, WolfPack was spun out into its own C-Corp entity on Feburary 2017. Cash provided by ProductSavvy in 2017 was used for operating activities from R&D, to marketing (participating at trade shows, Social Media marketing etc). Net cash provided by ProductSavvy in 2017 was used for operating activities consisted of cash made available through the ProductSavvy funding, (taken out of the net income of ProductSavvy) so WolfPack has no debt associated with it. ProductSavvy is committed to keep supporting WolfPack operations, so, even if no seed investment will be raised, WolfPack will exist and keep operating for the next 18 months, at least.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is

realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 500,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $500,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 8, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with OpenDeal Inc. ("Republic") until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription.

If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price using comparable company valuations and/or a discounted cash flow model. The Company determined the price based on prior recent financings. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX Corp.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 1,000,000 shares of Class A common stock, par value $0.01 per share, of which 181,800 Class A common shares will be issued and outstanding, and (ii) 1,000,000 shares of Class B common stock, par value $0.01 per share, of which 0 Class B common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $4,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 90.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $4,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company has authorized its Class A common shares with voting rights as set forth in the Company's Articles of Incorporation.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities

were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jonathan Chashper
(Signature)

Jonathan Chashper
(Name)

President and CEO
(Title)

3/1/18
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jonathan Chashper
(Signature)

Jonathan Chashper
(Name)

Director
(Title)

3/1/18
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page

EXHIBIT A

Financial Statements

Wolfpack Systems, Inc.
(a Maryland corporation)

Financial Statements

(unaudited)

For the period of February 24, 2017 (inception) through December 31, 2017

Prepared by:



IndigoSpire CPA Group, LLC
Aurora, CO

Financial Statements

Wolfpack Systems, Inc.

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 13, 2018

To: Board of Directors of Wolfpack Systems, Inc.
        Attn: Jonathan Chashper

Re: FYE 2017 Financial Statement Review
        Wolfpack Systems, Inc.

We have reviewed the accompanying financial statements of Wolfpack Systems, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of income and cash flows for the period of February 24, 2017 (inception) through December 31, 2017, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

WOLFPACK SYSTEMS, INC.
BALANCE SHEET
As of December 31, 2017
See accompanying Accountant's Review Report and Notes to these Statements

ASSETS	2017	
Current Assets:		
Cash and cash equivalents	$	319
Accounts Receivable		69
Total Current Assets		388
TOTAL ASSETS	$	388

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Current Liabilities:		
None	$	0
Total Current Liabilities		0
Non-current Liabilities:		
None		0
TOTAL LIABILITIES		0

Stockholder's Equity:		
Class A Common stock: 1,000,000 shares authorized,		
$0.01 par value stock, 181,080 shares issued		1,811
Class A Common stock: 1,000,000 shares authorized,		
$0.01 par value stock, 0 shares issued		0
Additional paid-in capital		346,094
Retained earnings/(deficit)		(347,517)
Total Stockholder's Equity		388
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	388

The accompanying Notes are an important and integral part of the financial statements

WOLFPACK SYSTEMS, INC.
STATEMENT OF OPERATIONS
For the period of February 24, 2017 (inception) to December 31, 2017
See accompanying Accountant's Review Report and Notes to these Statements

	2017
Revenues	$ 2,005
Cost of revenues	404
Gross Profit (Loss)	1,601
Operating Expenses:	
General and administrative	12,535
Research and development	279,923
Sales and marketing	56,659
Total Operating Expenses	(349,117)
Operating Income	(347,516)
Provision for Income Taxes	0
Net Income	(347,516)

The accompanying Notes are an important and integral part of the financial statements

WOLFPACK SYSTEMS, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For the period of February 24, 2017 (inception) to December 31, 2017
See accompanying Accountant's Review Report and Notes to these Statements

	Class A common stock		Class B common stock				
	# of shares	$	# of shares	$	Additional Paid in Capital	Accum. earning/ (deficit)	Total
Balance February 24, 2017 (inception)	0	$0	0	$0	$0	$0	$0
Issuance of Class A common stock	181,080	1,811			346,094	0	347,905
2017 Net income/(deficit)						(347,517)	(347,517)
Balance as of December 31, 2017	181,080	1,811	0	0	346,094	(347,517)	388

The accompanying Notes are an important and integral part of the financial statements

WOLFPACK SYSTEMS, INC.
STATEMENT OF CASH FLOWS
For the period of February 24, 2017 (inception) to December 31, 2017
See accompanying Accountant's Review Report and Notes to these Statements

	2017
Cash Flows from Operating Activities	
Net Loss	$ (347,517)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Increase) Decrease in Accounts receivable	(69)
Net Cash Used in Operating Activities	(347,586)
Cash Flows from Investing Activities	
None	0
Net Cash Used in Investing Activities	0
Cash Flows from Financing Activities	
Issuance of common stock	347,905
Net Cash Provided by Financing Activities	347,905
Net Change In Cash and Cash Equivalents	319
Cash and Cash Equivalents at Beginning of Period	0
Cash and Cash Equivalents at End of Period	$ 319
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income taxes	0

The accompanying Notes are an important and integral part of the financial statements

WOLFPACK SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017
See accompanying Accountant's Review Report

NOTE 1 - NATURE OF OPERATIONS

Wolfpack Systems Inc. (which may be referred to as the "Company," "we," "us," or "our") is a development stage company that intends to provide communications solutions to individuals on motocycles traveling in groups.

The Company incorporated on February 24, 2017 in the State of Maryland. The Company did not begin operations until 2017.

Since Inception, the Company has relied on capital raising financing to fund its operations. As of December 31, 2017, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note below). During the next 12 months, the Company intends to fund its operations with funding from a securities offering under Regulation CF and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The company is considered to be in the development stage as defined in ASC 915 "Development Stage Entities." The company is devoting substantially all of its efforts to the development of its business plans. The company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements.

The accounting and reporting policies of the company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, the Company had $319 in a corporate checking account.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms,

primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017, the Company had $69 of accounts receivable and had not provided for any doubtful accounts thus far.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had not acquired any fixed assets as of December 31, 2017.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a "C" Corporation. As the Company has only incurred administrative costs and has not earned any taxable income, accrued income tax would result in a deferred tax asset. Because of the uncertainty of the Company being able to be utilized that deferred tax benefit, there is a full valuation allowance against that deferred tax asset at this time. Management will evaluate the appropriateness of that valuation allowance from time to time.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2017, the Company had recognized a net amount of $2,005 in subscription income.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales. As of December 31, 2017, the Company has not yet achieved the required feasibility and $279,923 has been expensed in the current period.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed a corporate or state income tax return since the Company was not operational as of a calendar year end and therefore a tax return has not yet been required to be filed. Tax returns once filed will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or founders.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and therefore did not incur any profit as of December 31, 2017.   The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – STOCKHOLDER'S EQUITY

Issuance of Common Stock
The Company has issued shares of the Company's common stock to an affiliate of members of the Company's management team, Product Savvy, Inc. Additionally, the Company has authorized 1,000,000 shares of each Class A and Class B common stock.

NOTE 7 – RELATED PARTY TRANSACTIONS

As of December 31, 2017, the Company has issued 99 percent of its Class A common stock to Product Savvy.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering securities through a securities offering under Regulation CF of up to $1,070,000.   That process is uncertain and make take an extended period of time.

Management's Evaluation
Management has evaluated subsequent events through February 13, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Video Transcript

WolfPack Demo Video

Riding with the group is a blast but it can be a major challenge communicating and staying together while out on the road. If only there was a better way to ride socially. Well now there is.

This is Wolf Pack. The best way to ride together. With Wolf Pack you get an integrated experience for the ultimate group ride. Once logged in easily create a pack of your own a pack is simply a group of riders interested in riding together. Next, you'll want to create a run. A run is the route you and your pack plan to take while riding. This will include your starting point and destination.

Here's the best part. When your pack is ready to take off tap to enter the run the app will provide turn-by-turn navigation to all pack members while showing the position of all the riders in your pack. WolfPack's radar will also let you know if someone on your ride has strayed out of range. You can even send messages to everyone in the pack with just a tap. Talk about the ultimate group ride. Get it now for Android or iOS. Whoa get there together.

EXHIBIT C
Offering Page



Company Name	WolfPack
Logo	
Headline	We are a Connected Vehicle technology company focused on motorcycles.
Cover photo	



Hero Image



Tags

Pitch text

Highlights

- WolfPack brings the connected vehicle experience to the motorcycle market.
- We help travelers plan and enjoy their group motorcycle trips, with more than 1 million miles covered to date.
- More than 22,000 users in 115 Countries.
- 17.5% average month-over-month growth.
- From idea to first beta in 4 months, to first market release in 7 months.
- $400k invested to date.
- Patent-pending technology.

Invest in WolfPack

The Problem

Staying together while traveling in a group is hard.



Coordinating a group while travelling is challenging for two reasons:

- **Hard to stay together while riding**: Nearly 70% of motorcycle riders we polled either participate in group rides or would like to. Yet the experience presents challenges as people often get separated and lost.
- **Hard to communicate**: Between noise, distance between riders, road hazards, and the need to stay focused, riding a motorcycle makes one-to-one communication challenging and one-to-many communication close to impossible.

Riders often resort to hand gestures or even passing other motorists in order to yell instructions.

WolfPack was born to address these fundamental issues.

The Solution

WolfPack brings the Connected Vehicle experience to Motorcycle riders.

WolfPack's proprietary technology runs on your Android or iOS device, reducing stress and keeping you with your fellow riders.





Navigate using turn-by-turn guidance coupled with WolfPack's real-time display of the position of everyone in your group.

Communicate safely using a customizable three tap system.

Organize a route to travel with your group or by yourself.

Create and manage groups of people you travel



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How it works:

Invest in WolfPack

Press


























"One of the great assets to WolfPack is that it seamlessly works with all types of riders and riding styles. I have friends that ride everything from Triumph Rocket III's to classic bar hoppers to vintage Harley's, yet the element we all share is having a smartphone. This is what allows WolfPack to be the great equalizer between us all."
Raine Devries, Motorcycle Writer
"This opportunity to partner with WolfPack was a perfect fit for us. While we have a mobile-friendly website, this is an important first step into the app space and we're confident it will help us connect with our existing fans and new consumers.
Chris McIntyre, Co-Founder and CEO, EagleRider

Traction

Growing 15% - 20% month-over-month since launch.


As a group travel application, our service is oriented around natural, viral growth:
Viral
Every 100 users yield an additional 80-90 active users through invites
2% conversion rate from free to premium users (on track with industry average)
Premium
Loyalty
80% retention rate (300% above industry average)

Global Presence.

Since launch, WolfPack has achieved great traction among riders worldwide.

More than 22,000 users for the last 12 months, in 115 different countries.



More than 4,000 routes planned across the globe.



What our Users Say

"I absolutely love this app."

Myburgh F., Rider, South Africa





"The ride using the app was perfect.
The program routed correctly and reliably.
We had 17 bikes and everyone had a great time
and I looked like a superstar Road Captain."

Gary N., Road Captain

"A couple of us have just trialled the free version
and love the functionality. We have not previously had
anything like this as Rever and others are not
Australia friendly. Wolfpack is amazing and gives
assurance and confidence to my fellow Litas".

Litas, Australian Motorcycle Club



"Thank you for making this app. I've been looking for something with
a great UI like this for a long time. Please continue all the great
development you've done so far."development you've done so far."

Travis T., Rider, USA



".... this looks absolutely fantastic!
Thank you thank you thank you!"

Adam S., President of a Motorcycle Club, USA



Business Model

B2C Revenue

WolfPack's mobile app is responsible for generating our B2C revenues. WolfPack has a free tier that limits the user to 8 rides a year. Once those 8 rides are completed, the users have to convert to a Premium account (receiving additional feature benefits as well).

Nearly all of our existing premium users chose to upgrade well before this limit - some by their second ride.

Users that are interested in an upgrade to a Premium version pay $5.99/mo. or $59.99/year.


User Acquisition
Drive new users into free accounts through Social Media advertising. Encourage invite activity.
Conversion
Current conversion = 2% (industry standard). Current high retention rate (about 300% above industry standard)
Consumer Based Revenue – B2C
80 percent of revenue is anticipated to derive from direct-to-consumer. Premium Fee: $5.99/mo. or $59.99/yr. Expected Lifetime Revenue per Premium User: $120 (2 Years)

Partnerships – B2B

Our focus is to deliver partnerships that generate revenue and awareness for WolfPack while offering benefit to our users. In the past year, we joined affiliation programs or partnerships with other actors in the motorcycle space, increasing the value of using the application:

- **EagleRider** – Leading provider of motorcycle rentals. WolfPack users can rent a motorcycle directly from the WolfPack app, generating referral revenue for WolfPack.
- **Russ Brown** – WolfPack has created an affiliation with Russ Brown, an organization focusing on providing legal

services to the motorcycle community. Russ Brown provides a crowdsourced roadside assistance program called BAM. WolfPack users can utilize BAM in an emergency right from the WolfPack app.


Motorcycle Industry
Launch partnerships within motorcycle industry
Expansion
As user growth continues, expand into broader travel opportunities
Revenue Share
10% to 15 % of affiliate bookings
Partnerships – B2B
20 percent of revenue long term is anticipated to derive from partnerships and revenue-sharing arrangements.

Market

Vision: Access the $1.2 trillion Tour and Travel Market

Our Strategy is "Puddle Jumping" when ready from one niche to another, with the motorcycle sector as our chosen launch market. Where:

Total Addressable Market: **$1.1 billion**

- Current Motorcycle market: 11M riders in the US and 113M riders world-wide

- Based on current WolfPack pricing and anticipated market share
- Global breakdown: $500 million in the US and $600M in Western Europe


Huge Market-
Expansion Opportunity
Motorcycles
TAM
✓ US: $504MM
✓ EU: $608MM
✓ Total: $1.12 B
Tour Operators/
Travel Market
✓ Global Rev:$1.26 T
✓ Global Hotel rev: $500B
✓ Cruise Rev: $40B

Why Motorcycles?

We looked to the Motorcycle Market as our launch market for the following reasons:

- **High-frequency leisure activity**: Motorcycle riders ride often (sometimes every weekend), increasing opportunity for

us to gain and retain customers.
- **Group-focused activity**: Most motorcycle riders in the US are often riding together, in groups, and find group riding more social, safe experience.
- **Safety and fun is key**: Motorcycles riders care about quality of the ride, safety and fun.
- **Willingness to invest in the experience**: Motorcycle riders are ready, willing and happy to spend money to improve the riding experience (it even has a name, "farkle" - combination of "function" and "sparkle").

Competition

WolfPack's principal competition falls into two main categories:
- Mobile apps for motorcycles – these include applications which are currently available through the iOS and Android applications stores.
- Navigation devices provided by motorcycle manufacturers where these devices come pre-installed and are hardwired and air-gapped.

	Personal Navigation	Route Library	Route Planning	Group Navigation	On-the-Ride Comm.
WolfPack	✔	✔	✔	✔	✔
Rever	✔	✔	✔		
BBR		✔			
EatSleepRide		✔	✔		
Biker Season	✔	✔	✔		
WeRide		✔			

What's Next

2016 - Q1-Q2

WolfPack Development Begins

Development team assembled, MVP development kicks off.

2016 - Q3

WolfPack MVP Launches

WolfPack MVP (Minimum Viable Product) is released to a limited set of alpha/beta users.

2016 - Q4

WolfPack Market Launch

WolfPack is released and officially introduced to the market at the International Motorcycle Shows in NYC and DC.

First organic users join the system.

2017 - Q1

WolfPack Systems, Inc.

WolfPack Systems, Inc. registered as a Maryland C-Corp.

2017 - Q2

First Advisor Joins

Mr. Christian Walters (former GM Marketing and Sales Harley Davidson) joins WolfPack Board of Advisors.

2017 - Q3

Advisory Board Expands, User Milestone

WolfPack passes 10,000 users mark.

Mr. Scott Lincke (former VP Prod. Mgt., WeatherBug) joins WolfPack Board of Advisors.

2017 - Q4

EagleRider Affiliation, User Milestone

WolfPack passes the 20,000 users mark.

WolfPack becomes affiliate of EagleRider, integrating moto rentals into app.

2018 - Q1

Trademark Approved, Patent Filing, CES

WolfPack trademark approved by USPTO (Reg No: 5,367,761).

WolfPack Provisional Patent is submitted.

WolfPack presents at CES.

The WolfPack Story

By Jonathan Chashper



I started riding motorcycles 7 years ago. On a ride with my buddies, we got separated...

I spent a very frustrating couple of hours trying to reconnect - making a series of phone calls, text messages, then waiting until (hopefully) they were received by each person at a stopping point. We finally all got on the same page, but needless to say the ride was ruined and everyone wanted to head home.

As I was riding back, it got me thinking: there has to be a way to fix this - why should we get lost, separated, frustrated when each of us had a mobile phone, GPS and data? There had to be a solution....and that is how WolfPack was born, with the goal of keeping people traveling together, well...together.

With additional market research and very deep personal commitment, we got WolfPack on its way, and now, with more than 22,000 users in 115 countries, we know that we are in the right market. Our horse seems to be on the right track and galloping forward.

Join us!

Join the Pack and Become an Alpha Wolf!

Invest in WolfPack and help us make motorcycle travel safer, more enjoyable, and more connected.



Let's "Get there, Together."

– Jonathan Chashper, WolfPack CEO

Team

	Jonathan Chashper	CEO and Founder	Serial Entrepreneur, a Veteran, with a proven track record. For the last 27 years, held every position from a developer, to VP Product Management, CTO, and CEO. B.SC in Computer Science MBA from Kellogg, Northwestern.
	Nina Gabriadze	Marketing Manager	Marketing professional with experience across fast-growth technology startups. Overseeing brand development, strategic partnerships and marketing planning/activities. BS in Business Administration from Berkeley College New York
	Evan Haines	Product Manager	Product manager and Certified Scrum Alliance Product Owner. Startup accelerator management experience; background spans public and private sectors, technology and consulting. MS (Carnegie Mellon University); BS (ECE - University of Rochester).
	Christian Walters	Advisor	Inspirational servant leader, disciplined executive and driver of organizational change. 11 years of success as a Senior Executive at Harley-Davidson and 11 years of dedication in US Army Special Operations.
	Scott Lincke	Advisor	Inventive, hands-on, product-centric leader with deep technical knowledge and strong track record leading teams in building products with innovative technology and great user experiences. Senior executive at Yahoo TV and WeatherBug.

Perks

$100	In addition to Crowd Safe, you will receive a thank you letter from the CEO and Founder.
$250	In addition to Crowd Safe, investing $250 will get you a WolfPack bandanna and laptop sticker.
$500	In addition to Crowd Safe, an investment of $500 or more gets the above, and also gets a 6 months premium account with WolfPack.
$1,000	In addition to Crowd Safe, and a shout-out on twitter, an investment of $1,000 or more gets the above, and a Universal Cell Phone Holder Kit for your motorcycle, sent directly to your home.
$2,500	In addition to Crowd Safe, an investment of $2,500 or more gets the above, a 12 Month Premium account with WolfPack, and a box of luxury chocolates, sent directly to your home!
$5,000	In addition to Crowd Safe, an investment of $5,000 or more gets the above, a 12 Month premium account with WolfPack for 3 of their chosen friends, 4 T-Shirts, and a mention on our home page and social media!
$10,000	In addition to Crowd Safe, an investment of $10,000 or more gets the above, together with a box of premium cigars, sent directly to your home!
$25,000	In addition to the cool perks at all of the other levels, at the $25,000 level you become a major contributer, you will be featured as an investor on our website/social media and will get to meet with WolfPack CEO at a special dinner.

FAQ

What's new about what you're making? How is it different?

WolfPack® is the first, and probably only system in the world that looks at navigation problems from a "group" perspective rather than from a single user perspective. This is what sets us apart from everyone else in the market.

Coordinating a group while travelling to a destination is challenging due to these two key problems: communicating and staying together. In our initial market outreach, nearly 70% of motorcycle riders polled either participate in group rides or would like to do so. Yet the experience presents challenges. Between noise, distance between riders, road hazards, and the need to stay focused, riding a motorcycle makes one-to-one communication challenging and one-to-many communication close to impossible. Riders often resort to hand gestures or even passing other motorists in order to yell instructions. When riding in a group, riders often get disconnected, lost, or just separated, potentially resulting in reckless driving as they try to reconnect with the group.

WolfPack is a system accessed through a mobile app that provides an integrated experience for travelling in a group. A user can invite fellow riders to join their pack, organize a group trip at a specified time and date, and experience an on-ride navigation interface that provides real-time updates on rider position and basic communications. While providing this experience to the user, the WolfPack system collects trip information and makes it accessible to anyone interested in exploring new routes.

WolfPack runs on iOS and Android and allows the user the ability to quickly enhance their group riding experience. From their account, the user is able to organize their own WolfPacks and plan out "runs" - routes for group travel. WolfPack integrates the Google

Maps navigation interface with improvements: the ability to simply communicate with fellow group riders and a geofence that notifies riders if they have strayed away from the group.

How big is the market?

The global market for motorcycles, including electrically-powered machines, is forecast to expand 7.2 percent annually to 134.5 million units in 2016, when industry revenues will reach $90 billion (source: Fredonia Group study).

At WolfPack, we chose to focus on the Motorcycle sector as our launch market. Once establishing a stronghold in that market, we will expand and move to other verticals such as bicycles and cars, eventually going after the $1.26 trillion travel and tourism market. Within the motorcycle market, WolfPack is a best fit for Cruisers, Touring and Roadster riders. These riders invest a significant amount (typically $20K - $35K) in their motorcycles and are very happy to spend on gear, equipment and apps that improve the overall motorcycle experience, engaging in what is termed "Farkling" (a need to add lots of bits, baubles, and gizmos the bike). Spending on these aftermarket add-ons typically adds an additional $1500 per bike. We tap into that spend and willingness to pay.

Based on the numbers indicated above, with the current Motorcycle market consisting of 8 million heavy-motorcycle riders in the US and some 10 million riders in Western EU we estimate our **Total Addressable Market (TAM) in the US and Western EU alone is $1.1 billion**.

Who are your competitors? How are you different?

Our unique focus on the group as it travels together rather than a set of individuals independently navigating sets us apart from everyone else in the market. We recognize that this is a unique challenge and this unique view allows us to better understand the problem.

In our chosen launch market: we are motorcycle riders, understand how motorcycle riders think, understand motorcycle riders' interests, and understand the things critical to their decision to make WolfPack part of their riding experience. We are also software engineers, designers and product management experts.

The combination of riding and professional experience is what allows us to bring features that are unique and hard to copy / duplicate. Those include:

1. A growing crowdsourced list of trips and routes for our users.
2. The ability to plan a trip in minutes and share it immediately with every one riding with you.
3. The ability to plan way-points and to navigate to those points, either directly (while skipping others) or according to the planned trip.
4. The ability to easily re-run or customize rides planned all over the world with just a few taps.

Being first to market with a system like ours allows us to capture the market and lead the group-based travel experience.

Some interesting competitors to look at:
1. Rever - https://rever.co/
2. Best Biking Roads (BBR) - http://www.bestbikingroads.com…
3. EatSleepRide - https://eatsleepride.com/
4. BikerSeason - http://www.bikerseason.com/en/
5. WeRide – www.werideapp.com

Can you tell me more about the WolfPack team?

WolfPack is the brain child of Jonathan Chashper, CEO and Owner of ProductSavvy (www.productsavvy.com). As the product and ideas behind it strengthened and started to achieve traction, WolfPack grew to the point where it made sense to spin it out into its own company in Feb 2017.

Today, WolfPack is led by the founder, Jonathan, and the team formed around him which

has been working together for the last 2 – 3 years. As noted in the team section, Evan Haines (Product Manager) and Nina Gabriadze (Marketing Manager) work on WolfPack from their positions with ProductSavvy. Together with a dedicated development team, we bring the product to life on Android, iOS, web, and in the cloud.

What's your biggest risk? What keeps you up at night?	Our biggest challenge is user acquisition and market penetration. We lead in technology and we innovate - fast. We understand that market penetration and the rate of market acquisition is what will determine the winners where we compete. We are poised to win this, but further funding will allow us to even more aggressively pursue strategic growth and strengthen our platform.
How will you make money?	The company is positioned to capture revenue through two revenue streams. The first revenue stream, a B2C play, is a "freemium," direct to consumer model. The initial download of WolfPack is free to users, allowing basic functionality with up to total of 8 rides per year. A Premium tier (allowing for greater control - route planning, unlimited rides, chat, etc.) is $5.99/month or $59.99 a year. Converting users to premium will generate the "staple" cash flow. The second revenue stream, a B2B play, is based on working with Affiliates and growing an ecosystem of rider and group travel-assisting solutions that will help us provide more value to those users. This activity happens in parallel to the B2C play. Affiliations will generally be pursued through revenue share agreements; we seek affiliate partners who offer services of interest to our users. To date, WolfPack has started creating relationships with different entities, one of which is market-leading motorcycle rental company EagleRider (we are already part of their affiliate program) and others that cannot be disclosed as we are still integrating our systems with them.
How do you acquire customers?	Since we are focusing on user acquisition and market share in the first 12-24 months of company's existence, much of our marketing attention and resources are dedicated to customer acquisition.. This has been valuable as it seeds viral, organic growth which serves as a multiplier to our investment. This trend will continue as more and more resources will be made available to use, allowing us to increase our market share, year over year, significantly. Our customer acquisition strategies involve: 1. Social Media outreach on Facebook, Instagram, and Twitter. 2. PR through bloggers, online publications, etc. (a selection can be seen in the "Press" area of the Pitch section). 3. Industry Trade Show participation: We have participated in the International Motorcycle Show in NYC, and DC, presented at CES and participated in different industry events. 4. Worthy Cause Affiliation - We will be partnering with charity organizations that appeal to our customer demographics. Our goal is to donate a portion of our subscription revenue to charities selected (optionally) by individual users. We see this as a way to give back while also providing an appealing reason for new users to consider a WolfPack Premium subscription.
What is your product? What are the Key Features?	Traveling in groups is a lot of fun (in cars, bicycles, motorcycles or on foot), yet there are two major challenges that come up: 1. Keeping the group together, so individuals do not get separated / lost. 2. Communicating within the group in "broadcast" mode, rather than one-to-one. WolfPack is aimed to solve these two challenges, improving the overall group traveling

experience. We are an automotive technology company initially focused on connecting motorcycles. Our patent pending technology provides integrated navigation, radar, and communication via a rider's mobile phone. As part of the $5 billion smart vehicle industry, our technology will monetize through B2C product sales and commissions paid by travel and hospitality companies generated through customer bookings made within the product.

WolfPack is accessed through a mobile app that provides an integrated experience for traveling in a group. A rider will typically start by creating a group ("wolf pack"), and inviting fellow riders to join it. As this is done, the user can organize a group route of travel ("run") at a specified time and date, while adding way points to increase the quality of the ride and making it more interesting.

Once on a ride, all riders experience an on-ride navigation interface and see the relative position of other riders on the WolfPack radar, thus allowing the group to keep together and get alerted if/when members are falling behind. While providing this experience, WolfPack allows the riders to communicate safely using a customizable three-tap system. Key features of the WolfPack Application:

Mapping and Routes – WolfPack is built atop the Google Maps system. Through the use of Google Maps API we make sure that the maps are always available and are up-to-date. Yet we expand on this platform by overlaying enhancements on top of the standard Google Map in a way that makes the WolfPack experience unique. WolfPack provides an integrated turn-by-turn group navigation and communication system.

Group Navigation – Our first priority is keeping the group of riders together. Hence, our technology provides each and every member of the group with the same route and map, with turn by turn instructions relative to their position on that route.

Radar – In addition, every rider in the group sees the relative position of other riders in a radar overlay to the map. This allows the rider to keep formation and position within the pack, and the larger group to stay together. As the ride progresses, gaps become quickly apparent (even when riders cannot see each other), allowing safe adjustments by individual riders. If a rider falls outside a configurable radius, this is indicated on the radar, allowing the pack to slow down or even track back if needed.

Group Communications – The second biggest issue with group riding is communication. The number of people involved in some rides makes coordinating while on the ride a source of frustration and confusion. To solve that problem we created a "group broadcast" messaging solution that allows pack members to communicate. A user can customize up to four messages before they begin their trip. With just a couple of taps on the screen, these messages appear as buttons; tapping a message button sends the message to all users. The WolfPack interface allows such "broadcast" communication with virtually no distraction to the sender. Once a rider sends a message, all other riders receive that immediately on their screen in a safe manner, without the need to make calls, type or send hand signals.

Group Management – a "WolfPack" is a group of friends who want to travel together. Each rider may have as many packs with any number of friends in each. When a pack is ready (whether it is a pack of 2 or 10), it can be invited on a run. Once invited, each member will immediately receive the run plan, starting point, start time, and other details.

Run Management – Runs are trips that a pack will experience together. Any rider may create a run by specifying:

• Start Date / Time
• End Date / Time
• Starting (meeting) point
• Destination
• (optionally) Waypoints can be added to the run by premium users, allowing for a better planning experience and a more enjoyable run.
• (optionally) Route features, such as avoiding highways for a more scenic experience.

Once a Run is created, it is immediately available to all pack members. Pack members that are not premium can still enjoy the way-points once created by a premium user.

Chat – Users have access to a chat system within each Pack. Through the chat riders can

send messages, communicate about past and future rides, upload images etc. This adds another "social" component to WolfPack. Chat can only happen at "rest" when the pack is not riding.